METZGER & McDONALD PLLC

A PROFESSIONAL LIMITED LIABILITY COMPANY

ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

January 17, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail stop 4628

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief Office of Natural Resources

John Hodgin, Petroleum Engineer

Re: New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) - Form 10-K for the fiscal year ended December 31, 2016, filed April 5, 2017

Ladies and Gentlemen:

On behalf of New Concept Energy, Inc., a Nevada corporation ("GBR" or the "Company"), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission, dated December 5, 2017. Schedule 1 annexed to this letter contains the response to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed, in each instance, by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule l, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR, at 972-407-8400.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:           Gene S. Bertcher, President

New Concept Energy, Inc.

1603 LBJ Freeway, Suite 300

Dallas, Texas 75234

 SCHEDULE 1

Response to Comments of the Staff of

The Securities and Exchange Commission

by letter dated December 5, 2017, with respect

to Form 10-K for the fiscal year ended

December 31, 2016 of New Concept Energy, Inc.

Commission File No. 000-08187

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by a letter dated December 5, 2017, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 3 1, 2016 of New Concept Energy, Inc. (the "Company" or "GBR"). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument, where applicable.

Form 10-K for the Fiscal Year Ended December 31 2016

General

 Comment/Observation No. 1. We note various discrepancies pertaining to your disclosures about oil and gas properties, including but not limited to the disclosures required by Items 1202(a)(7), 1203(b), 1205(a) and 1208(a) of Regulation S-K, and FASB ASC 932-235-50-4 and 50-5. Please review the information presented in your filing and revise your disclosure to conform to the requirements of Subpart 229.1200 of Regulation S-K and FASB ASC 932-235, paragraphs 50-3 through 50-11 and 50-29 through 50-36.

Response to Comment/Observation No. 1. The Company has reviewed the disclosures about oil and gas properties and acknowledges there are certain discrepancies however the Company believes revising these discrepancies would not change the financial results reported in the Company's 2016 Form 10-K. In consideration ofthe fact that any changes in the disclosures would not impact the financial results of the Company and the 2017 financial results will be available shortly we propose that changes in our oil and gas disclosures be on a prospective basis beginning with the 2017 Form 10-K.

Properties, page 5

Proved Reserves, page 7

Comment/Observation No. 2. We note that you have not converted any material amounts of proved undeveloped reserves to developed reserves during the last five fiscal years. Tell us the reasons for the lack of progress and explain why you believe the volumes you have reported as proved undeveloped reserves met the criteria in Rule 1)(ii) of Regulation S-X as it relates to scheduling the reserves for development within five years of the initial report. As it appears you have not adhered to this time frame for previously adopted development plans, also explain why you believe such volumes met the criteria in Rule 4-10(a)(22) of Regulation S-X as it relates to being reasonably certain that the project to extract the hydrocarbons will commence within a reasonable time.

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Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Response to Comment/Observation No. 2. In 2012 the Company became a defendant in a very significant lawsuit which has been a very negative factor in the Company's ability to raise capital. This lawsuit became a drag on the Company's ability to raise any significant cash to drill the proved non producing portion of the Company's oil and gas holdings. At no time during the process was there any belief that the lawsuit would take this long however settlement arrangements have recently occurred and the Company is now in a position to move forward drilling the reserves the Company is extremely confident exist.

As reflected on the attached Schedule #1 [Proved Non Producing], the Company's proved undeveloped ("PUDs") wells are located in three small areas all of which are within a short distance from proved producing wells that the Company's owns with existing pipelines by which any new wells can be relatively easily hooked into.

The Oriskiny PUDs are located in West Virginia and when drilled will produce gas only. These PUD's have consistently been included in the Company's Reserve Studies and, when drilled, will result into six new wells. These PUDs are located approximately 3,000 feet from the Company's most productive West Virginia wells whereby each existing well has produced between 600,000 mcf and 950,000 mcf. The valuation in the Reserve Study is based upon each well producing 400,000 mcfs.

During planning for the 2018 drilling program, we have identified additional acreage in an existing lease in Ohio adjacent to our wells that are currently producing both oil and gas. This lease and the potential six wells to be drilled on this lease have inadvertently been excluded from our historical Reserve Studies. An analysis was conducted in 2016, and there are 5 additional well sites that are available with an estimated PUD value at $2,000,000 based on current energy prices. There is already a nearby 24 mile pipeline owned by the Company to which all the wells can easily connected.

Comment/Observation No. 3. Your disclosure on page 41 indicates that you did not incur any development costs during 2016. In comparison, the reserve report filed as Exhibit 99.1 indicates that total future capital expenditures of $2.9 million would be incurred over the next five years, of which $317,000 is scheduled for 2017. The definition of reserves under Rule 4-10(a)(26) of Regulation S-X stipulates that "[t]here must exist, or there must be a reasonable expectation that there will exist.. ..all financing required to implement the project." Please describe the means by which you have established compliance with this criteria as it relates to the proved undeveloped reserves disclosed as of December 31, 2016. In addition, quantify the expected sources of funding for the portion of your 2017 capital budget that is allocated to drilling and completing proved undeveloped reserves and describe the extent of such expenditures and development to-date during this fiscal year.

Response to Comment/Observation No. 3. Due to the close proximity to existing very successful wells the Company is confident that the locations identified for drilling will more than justify the decision and the investment to drill the wells we have selected. The financing for the drilling costs will come from three sources being existing Company resources, new borrowings and additional capital raised through the sale of stock.

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The Company is in the process of negotiating a line of credit with its bank, which should result in net cash available of approximately $700,000. The collateral for the financing is a building the Company owns with an appraised value of approximately $1.4 million and note receivable held by the Company from a third party with a value of approximately $300,000. The building is not an integral part of the Company's current operations and should the financing of these assets for some unexpected reason not occur the assets will be sold.

During the fourth quarter of 2016 the Company sold newly issued common stock to an investor for cash. The Company strongly anticipates that additional common shares will be sold in 2018.

Comment/Observation No. 4. If you believe that you have adequate support for the volumes reported as proved undeveloped reserves, after considering the guidance referenced above, provide us with a roll forward for each of your proved undeveloped locations by year of initial disclosure, beginning with December 31, 2011 and for each year through December 31, 2016, the subsequent interim period. Please indicate in the schedules for each period, the net reserves and the anticipated completion date corresponding to each of the proved undeveloped locations disclosed at the end of the period; also identify any previously disclosed locations that were removed and the reason for the change (e.g., converted to developed status, removed due to changes in a previously adopted development plan, removed due to exceeding the five year development time period, or removed as uneconomic based on current year end commodity prices).

Also provide us with your December 31, 2016 development schedule, indicating for each future annual period, the individual wells to be drilled, the net quantities of proved reserves and estimated capital expenditures relating to each well necessary to convert all of the proved undeveloped reserves to developed.

Response to Comment/Observation No. 4. The detailed information for each location and each anticipated well is attached on schedule #1. It should be noted that the schedule identifies ten wells that ceased to appear on the schedule after 2012. Of these wells all but one were drilled. The Kevin Harris well did not warrant drilling and was deleted from our plans and the Reserve Study for 2013. Of the nine that were drilled eight resulted in proved producing reserves and one was deemed to not be commercially viable.

Our plan for 2018 is to drill a minimum of three wells in the area recently identified in Ohio which is discussed in Response 2 above. If our first three wells are successful we will then complete the remaining two wells. Our plans are to drill the Oriskiny wells located in West Virginia beginning in 2019 with the completion occurring in 2020. We will then evaluate the economics of drilling the remaining wells. As indicated above these wells are very close in both locations and formations to wells we already have drilled and successfully operate and to the extent these are gas wells our existing pipeline is in close proximity.

Exhibit 99.1

Comment/Observation No. 5. The reserves report appears to have various inconsistencies and does not appear to address all of the requirements of Item 1202(a)(8) of Regulation S-K, including but not limited to Item 1202(a)(8)(i), 1202(a)(8)(ii), 1202(a)(8)(vi), and 1202(a)(8)(vii). We also note that the definitions of proved developed and proved undeveloped oil and gas reserves presented therein predate the current definitions set forth in Rule 4-10(a)(6) and (a)(31) of Regulation S-X. The report also appears to be incomplete, as it refers to additional supplement information proved in Schedules Nos. 2, 3 and 4, which are not included in the report. Please obtain and file a revised reserves report that fully conforms to the requirements set forth in Item 1202(a)(8)(i) through (a)(8)(x) of Regulation S-K.

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Response to Comment/Observation No. 5. We have been in contact with our third party petroleum engineer and have jointly reviewed your comments pertaining to the requirements of Item 1202(a)(8) of Regulation S-K as well as the definitions as set forth in Rule 4-10(a)(6) and 1) of Regulation S-X.

With respect to the matter of the supplemental schedules, those were included in the 2016 Reserve Study and certain supplement schedules were included as an exhibit to the Company's 2016 Form 10-K. The supplemental schedules the Company filed as an exhibit in its 2016 Form 10-K included detailed information regarding each well included in the report.

In consideration of the fact that the changes noted above would not impact the financial results of the Company and the 2017 Reserve Study will be available shortly, we will be certain to file a complete 2017 Reserve Study on a prospective basis beginning with the 2017 Reserve Study.

Comment/Observation No. 6. We note that although you are reporting gas and oil reserves as of December 31, 2016, the reserves report indicates the average gas and oil prices received on the first day of each month October 2015 through September 2016 were utilized in the underlying computations. Please refer to the requirements for prices in Rule 4-10(a)(22)(v) of Regulation S-X, and explain to us why you believe the estimates of proved reserves presented in the reserves report meet the requirements of existing economic conditions specific in Rule 4-10(a)(22) of Regulation S-X.

In addition, please submit a schedule showing your computation of the unweighted arithmetic average of the first-day-of-the-month gas and oil prices for the 12-month period just prior to the ending date of the period covered by the report (i.e., January through December 2016), for the properties located in Ohio and separately for the properties located in West Virginia, and tell us the duration, terms and conditions associated with any contract governing the prices received for the properties located in Ohio and West Virginia during this period.

Response to Comment/Observation No. 6. The 2016 Reserve Study makes reference that the oil and gas prices used in the study represent the one year period ending September 30, 2016. The company acknowledges that that report should be based upon the prices for all of calendar year 2016.

In 2012, the Company entered into 5 year contracts to sell gas at a stipulated price which equates to $4.53 per MCF in West Virginia and $4.15 in Ohio. These contracts were in place throughout all of 2016, so despite the reference to dates in the Reserve Study, the amounts used to calculate the results would be the same. The contract for West Virginia expired September 30, 2017, and the contract for Ohio expired April 30, 2017.

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Further, as indicated on the attached Schedule #2 [Oil Pricing by Month 2016] the average price for oil in Ohio for 2016 was $37.70 while the price used in the Reserve Study was $37.60. There is no appreciable oil produced in West Virginia.

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